Mail Stop 4561

April 10, 2008

Mr. Nicholas Csendes
President and Chief Executive Officer
Ansoft Corporation
225 West Station Square Drive, Suite 200
Pittsburgh, PA 15219

> **Re: Ansoft Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2007**
> **Filed June 8, 2007**
> **File No. 000-27874**

Dear Mr. Csendes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief